MINOTAUR CAPITAL,INC. TERMINATES ITS
                    TENDER OFFER FOR NASDAQ TRADED RIDE, INC.


Palm Beach Gardens, Fl, April 26, 1999 - Minotaur Capital, Inc. announces today that it has terminated its previously announced offer to purchase 51% percent of the outstanding shares of common stock, no par value, of Ride, Inc. (Nasdaq:
RIDE).

    To date, no shares of Ride, Inc. common stock had been tendered.



Contacts:  David J. Feingold, Esq.
           (561)630-6727